Exhibit 10.16

February 24, 2005

Via Overnight Mail

Frank Lavelle
4 Iddings Lane
Newtown Square, PA 19073

Dear Frank:

On behalf of MedQuist Inc. (the “Company”), this letter describes the terms of your new employment as the Company’s President, which must commence on a date mutually agreed to in writing by you and the Company (the “Employment Commencement Date”).  For purposes of this Agreement, you are referred to as the “Employee.”  Other capitalized terms used in this Agreement have the meanings defined in Section 7, below.

1.             Term.  The Company shall employ Employee hereunder for a three-year (3) year term commencing on the Employment Commencement Date hereof (the “Term”), which Term will be automatically extended for additional one (1) year periods beginning on the third anniversary of the Employment Commencement Date and upon each subsequent anniversary thereof unless:  (a) either party provides the other party with at least ninety (90) days’ prior written notice of its intention not to renew this Agreement; (b) Employee resigns prior to the expiration of the Term upon at least thirty (30) days’ prior written notice; (c) Company terminates Employee’s employment without Cause upon at least thirty (30) days’ prior written notice; or (d) the Employee’s employment is terminated by the Company for Cause.

2.             Responsibilities/Reporting.  Employee shall devote his full time and attention to the duties and responsibilities of the Company’s President and shall report to the Interim Chief Executive Officer.  Subject to the approval of the Company’s Board of Directors (the “Board”), Employee shall become the Company’s Chief Executive Officer.  If and when the Board acts to appoint Employee as Chief Executive Officer, Employee shall, thereafter, report to the Board.  In the event of such appointment as Chief Executive Officer, Employee shall continue to be subject to the terms of this Agreement.  Notwithstanding the preceding provisions of this subsection, Employee shall not be prohibited from serving on corporate, industry, civic, or charitable boards or committees, so long as such activities do not interfere with the performance of Employee’s responsibilities as an employee of the Company in accordance with this Agreement or violate Section 4 of this Agreement; provided, however, that if Employee wishes to join any such boards or committees after the Employment Commencement Date, Employee shall provide the Board with advance written notice and Board approval, which shall not be unreasonably withheld, shall be required prior to Employee joining any such board or committee.

3.             Consideration.

a.             Compensation.  As consideration for all services rendered by Employee to the Company and for the Covenants contained herein, Employee will be entitled to:

(1)           base salary at a minimum annual rate of $500,000, subject to review and adjustment annually during the Term;
(2)           signing bonus of $46,000 payable within thirty (30) days of the Employment Commencement Date;
(3)           participate in MedQuist’s Management Bonus Plan.  Employee’s annual target bonus in this plan will be 50% of Employee’s annual base salary.  The annual target bonus is the amount that the Employee shall be eligible to receive if the Company and Employee attain the pre-established bonus plan target objectives.  Each year, 75% of the annual target bonus will be based upon achievement of financial objectives proposed by Company management and approved by the Board (hereinafter “Annual Financial Objectives”); and (b) 25% of the annual target bonus will be based upon achievement of specific strategic and tactical initiatives proposed by Company management and approved by the Board (hereinafter “Annual Strategic Initiatives”).  The actual annual bonus award may be higher or lower than the annual target bonus amount based upon achievement of the objectives by Employee and the Company.  Management Bonus Plan target objectives shall be developed on or before February 28th of each year of the Management Bonus Plan.  For 2005, payment of the annual target bonus in the amount of $250,000 is guaranteed;
(4)           receive an annual discretionary bonus of up to 50% of base salary which shall be payable at the discretion of the Compensation Committee of the Board;
(5)           participate in the same employee benefit plans available generally to other full-time employees of the Company, subject to the terms of those plans (as the same may be modified, amended or terminated from time to time) (benefits information package enclosed);
(6)           vacation in accordance with the Company’s policies; provided that Employee shall be entitled to a minimum of four (4) weeks of vacation annually;
(7)           a car allowance of $1,500 per month;
(8)           reimbursement of business expenses in accordance with Company policy;
(9)           reimbursement of up to $7,500 in legal fees associated with the review and negotiation of this Agreement; and
(10)         if Employee’s employment is terminated by the Company without Cause, Employee terminates for Good Reason or due to Disability, or the Company does not renew the Term in accordance with Section 1, the severance pay and benefits described below in Section 5.

b.             Long Term Incentives.

(1)           Annual Option Grant.  Employee shall be eligible for annual grants of non-qualified stock options (“Annual Option Grant”) to purchase Company common stock, no par value (“Common Stock”) pursuant to the Company’s Stock Option Plan adopted May 29, 2002 or any successor option plan adopted by the Company and approved by shareholders (the “Option Plan”).  The Annual Option Grant shall have a target value, based on an accepted option pricing methodology chosen by the Company, of 100% of Employee’s base salary for the year in which such Annual Option Grant is made, subject to the following:
(A)          Employee shall be eligible for 75% of the Annual Option Grant upon achievement of the Annual Financial Objectives and an additional 25% of the Annual Option Grant upon achievement of Annual Strategic Initiatives.  The Annual Option Grant shall be made in accordance with the terms of the Option Plan within thirty (30) days after the Company has determined that the objectives and initiatives have been met; provided that, with respect to any year, the Company shall make such determination not later than the end of the first calendar quarter following such year.
(B)           Fifty percent (50%) of the options subject to the Annual Option Grant shall have an exercise price equal to fair market value of the Common Stock on the date of grant; 25% of such options shall have an exercise price equal to 125% of fair market value of the Common Stock on the date of grant; and 25% of such options shall have an exercise price of 150% of fair market value of the Common Stock on the date of grant.
(C)           If the Employee is not eligible for the entire target grant with respect to any year, the preceding exercise prices shall be applied proportionally to that portion of the Annual Option Grant that is made.
(D)          Each Annual Option Grant shall vest in equal 20% installments on each of the first five (5) anniversaries of the applicable grant date, subject to Employee’s continued employment with the Company.
(E)           Each Annual Option Grant shall be subject to the terms and conditions of the Option Plan and the Stock Option Agreement that will be issued if and when the grant becomes effective.
(2)           Restricted Stock In Lieu of Annual Option Grant.  In lieu of one or more of the Annual Option Grants provided for in the preceding subsection (1), the Board may issue shares of Common Stock that are subject to restrictions and a risk of forfeiture (“Restricted Stock Grant”); provided that any such grant shall be pursuant to a plan approved by the Company’s shareholders (a “Restricted Stock Plan”).  If the Board determines to grant a Restricted Stock Grant, the value of any such grant shall equal the value of the Annual Option Grant, which shall based on an accepted option pricing methodology chosen by the Company, to which Employee is otherwise entitled.  Any Restricted Stock Grant shall be subject to the vesting schedule specified in Section 3.b.(1)D.
(3)           Cash in Lieu of Annual Option Grant or Restricted Stock Grant.  If Employee has earned all of part of the Annual Option Grant pursuant to Section 3.b.(1)(A),

but the Board chooses not to grant the Annual Option Grant (or Restricted Stock Grant in lieu thereof) in any year during the Term because:  (A) the Company is not current in its reporting obligations under the Securities and Exchange Act of 1934; (B) the Form S-8 Registration Statement for the Option Plan or a Restricted Stock Plan does not comply with the requirement of the Securities and Exchange Commission; and/or (C) there are not a sufficient number of shares available under the Option Plan or a Restricted Stock Plan, then within 30 days after the later of (x) the close of such year or (y) the date on which the Board determines the degree to which the Annual Strategic Initiatives and Annual Financial Objectives have been satisfied, the Employee shall be entitled to a cash payment of $250,000, or portion thereof, based on the achievement of the Annual Strategic Initiatives and Annual Financial Objectives to which the Annual Option Grant is subject.
(4)           Restricted Stock Signing Bonus.  Within a reasonable period of time following the date that the Company again becomes current in its reporting obligations under the Securities and Exchange Act of 1934, Employee will be granted 35,000 shares of restricted Common Stock (the “Restricted Stock”).  The Restricted Stock shall vest and thereafter not be subject to forfeiture as follows: 40% on the second anniversary of Employee’s Employment Commencement Date; 20% on each anniversary thereafter.  The grant of Restricted Stock pursuant to this subsection shall be pursuant to a Restricted Stock Plan.  If there is not a Restricted Stock Plan, Employee will be granted non-qualified options to purchase 100,000 shares of Common Stock pursuant to the Option Plan.  Such stock options shall be subject to the same vesting schedule to which the Restricted Stock would have been subject if granted.  The Restricted Stock shall be subject to an award agreement with terms and conditions not inconsistent with the provisions set forth herein, as well as such other terms and conditions to which grants of restricted stock are customarily subject.  Any grant of Restricted Stock will be made at fair market value on the date of grant.  If such Restricted Stock or stock option grant is not made by December 31, 2005, Employee shall receive a cash payment of $250,000, less applicable withholding, in January 2006.
(5)           In the event of a Change in Control, Employee shall be fully vested in any restricted stock and stock options issued pursuant to this Section 3.

4.             Covenants.

a.             Non-Solicitation.  While employed by the Company and for the eighteen (18) month period following the cessation of that employment for any reason  (and without regard to whether such cessation was initiated by Employee or the Company), Employee will not do any of the following without the prior written consent of the Company:

(1)           solicit, entice or induce, either directly or indirectly, any person, firm or corporation who or which is a client or customer of the Company or any of its subsidiaries to become a client or customer of any other person, firm or corporation that is in the same Business as the Company;
(2)           influence or attempt to influence, either directly or indirectly, any customer of the Company or its subsidiaries to terminate or modify any written or oral agreement or course of dealing with the Company or its subsidiaries (except in Employee’s capacity as an employee of the Company); or
(3)           influence or attempt to influence, either directly or indirectly, any person to terminate or modify any employment, consulting, agency, distributorship, licensing or other similar relationship or arrangement with the Company or its subsidiaries (except in Employee’s capacity as an employee of the Company).

b.             Non-Disclosure.  Employee shall not use for Employee’s personal benefit, or disclose, communicate or divulge to, or use for the direct or indirect benefit of any person, firm, association or company other than Company, any “Confidential Information,” which term shall mean any information regarding the business methods, business policies, policies, procedures, techniques, research or development projects or results, historical or projected financial information, budgets, trade secrets, or other knowledge or processes of, or developed by, Company or any other confidential information relating to or dealing with the business operations of Company, made known to Employee or learned or acquired by Employee while in the employ of Company, but Confidential Information shall not include information otherwise lawfully known generally by or readily accessible to the general public.  The foregoing provisions of this subsection shall apply during and after the period when the Employee is an employee of the Company and shall be in addition to (and not a limitation of) any legally applicable protections of Company interest in confidential information, trade secrets, and the like.  At the termination of Employee’s employment with Company, Employee shall return to the Company all copies of Confidential Information in any medium, including computer tapes and other forms of data storage.

c.             Non-Competition.  While employed by the Company and for the eighteen (18) month period following the cessation of that employment for any reason (and without regard to whether such cessation was initiated by Employee or the Company), Employee shall not directly or indirectly engage in (as a principal, shareholder, partner, director, officer, agent, employee, consultant or otherwise) or be financially interested in any business which is involved in business activities which are the same as or in direct competition with business activities carried on by the Company, or being definitively planned by the Company at the time of termination of Employee’s employment.  Nothing contained in this subsection shall prevent Employee from holding for investment up to three percent (3%) of any class of equity securities of a company whose securities are publicly traded on a national securities exchange or in a national market system.

d.             Intellectual Property & Company Creations.

(1)           Ownership.  All right, title and interest in and to any and all ideas, inventions, designs, technologies, formulas, methods, processes, development techniques, discoveries, computer programs or instructions (whether in source code, object code, or any other form), computer hardware, algorithms, plans, customer lists, memoranda, tests, research, designs, specifications, models, data, diagrams, flow charts, techniques (whether reduced to written form or otherwise), patents, patent applications, formats, test results, marketing and business ideas, trademarks, trade secrets, service marks, trade dress, logos, trade names, fictitious names, brand names, corporate names, original works of authorship, copyrights, copyrightable works, mask works, computer software, all other similar intangible personal property, and all improvements, derivative works, know-how, data, rights and claims related to the foregoing that have been or are conceived, developed or created in whole or in part by the Employee (a) at any time and at any place that relates directly or indirectly to the business of the Company, as then operated, operated in the past or under consideration or development or (b) as a result of tasks assigned to Employee by the Company (collectively, “Company Creations”), shall be and become and remain the sole and exclusive property of the Company and shall be considered “works made for hire” as that term is defined pursuant to applicable statutes and law.
(2)           Assignment.  To the extent that any of the Company Creations may not by law be considered a work made for hire, or to the extent that, notwithstanding the foregoing, Employee retains any interest in or to the Company Creations, Employee hereby irrevocably assigns and transfers to the Company any and all right, title, or interest that Employee has or may have, either now or in the future, in and to the Company Creations, and any derivatives thereof, without the necessity of further consideration.  Employee shall promptly and fully disclose all Company Creations to the Company and shall have no claim for additional compensation for Company Creations.  The Company shall be entitled to obtain and hold in its own name all copyrights, patents, trade secrets, trademarks, and service marks with respect to such Company Creations.
(3)           Disclosure & Cooperation.  Employee shall keep and maintain adequate and current written records of all Company Creations and their development by Employee (solely or jointly with others), which records shall be available at all times to and remain the sole property of the Company.  Employee shall communicate promptly and disclose to the Company, in such form as the Company may reasonably request, all information, details and data pertaining to any Company Creations.  Employee further agrees to execute and deliver to the Company or its designee(s) any and all formal transfers and assignments and other documents and to provide any further cooperation or assistance reasonably required by the Company to perfect, maintain or otherwise protect its rights in the Company Creations.  Employee hereby designates and appoints the Company or its designee as Employee’s agent and attorney-in-fact to execute on Employee’s behalf any assignments or other documents deemed necessary by the Company to perfect, maintain or otherwise protect the Company’s rights in any Company Creations.

e.             Acknowledgments.  Employee acknowledges that the Covenants are reasonable and necessary to protect the Company’s legitimate business interests, its relationships with its customers, its trade secrets and other confidential or proprietary information.  Employee further acknowledges that the duration and scope of the Covenants are reasonable given the nature of this Agreement and the position Employee holds or will hold within the Company.  Employee further acknowledges that the Covenants are included herein to induce the Company to enter into this Agreement and that the Company would not have entered into this Agreement or otherwise employed or continued to employ the Employee in the absence of the Covenants.  Finally, Employee also acknowledges that any breach, willful or otherwise, of the Covenants will cause continuing and irreparable injury to the Company for which monetary damages, alone, will not be an adequate remedy.

f.              Enforcement.

(1)           If any court determines that the Covenants, or any part thereof, is unenforceable because of the duration or scope of such provision, that court will have the power to modify such provision and, in its modified form, such provision will then be enforceable.
(A)          The parties acknowledge that significant damages will be caused by a breach of any of the Covenants, but that such damages will be difficult to quantify.  Therefore, the parties agree that the Company shall have the right to enforce Section 4 by injunction, specific performance or other equitable relief, without prejudice to any other rights and remedies that the Company may have for a breach, or threatened breach, of the Covenants.
(2)           In addition to the remedies specified in Section 4.f.(1)A and any other relief awarded by any court, if Employee breaches any of the Covenants:
(A)          Employee will be required to account for and pay over to the Company all compensation, profits, monies, accruals, increments or other benefits derived or received by Employee as a result of any such breach; and
(B)           the Company will be entitled to injunctive or other equitable relief to prevent further breaches of the Covenants by Employee.
(3)           If Employee breaches Section 4, then the duration of the restriction therein contained will be extended for a period equal to the period that Employee was in breach of such restriction.

5.             Termination.

a.             Except as specified in Sections 5.b. and 5.c., upon termination of employment, including termination due to Employee’s death, Employee will be entitled to the payment of accrued and unpaid salary through the date of such termination.  All salary, commissions and benefits will cease at the time of such termination, subject to the terms of any benefit plans then in force or enforceable under applicable law and applicable to Employee, and the Company will have no further liability or obligation hereunder by reason of such termination.

b.             If Employee’s employment does not automatically renew, is terminated by the Company without Cause, if Employee terminates for Good Reason in accordance with Sections 7.f. or if Employee terminates due to Disability, Employee will be entitled to the following:

(1)           monthly payments for a period of 18 months following the termination date in an amount equal to the quotient obtained by dividing (x) the sum of (A) 1.5 times the base salary paid in the 12-month period preceding the termination date and (B) the total cash bonus paid pursuant to Sections 3.a.(3) and (4) in the 12-month period preceding the termination date by (y) 18; provided if Employee’s employment is terminated by the Company without Cause prior to the first anniversary of the Employment Commencement Date, such amount shall not be less than $1,000,000 payable over the 18-month period.

(2)           reimbursement for costs incurred in obtaining outplacement services, at a cost not to exceed $100,000, subject to provision of documentation reasonably satisfactory to the Company.
(3)           medical coverage following the date of termination until the earlier to occur of the expiration of 18 months or the date on which Employee is eligible for coverage under a plan maintained by a new employer or a plan maintained by his spouse’s employer, at the level in effect at the date of his termination (or generally comparable coverage) for himself and, where applicable, his spouse and dependents, as the same may be changed by the Company from time to time for employees generally, as if the Employee had continued in employment during such period; provided, in any case, that the COBRA health care continuation coverage period under section 4980B of the Internal Revenue Code of 1986, as amended, shall run concurrently with the foregoing period.
(4)           immediate vesting in any restricted stock and stock options issued pursuant to Section 3.

c.             In the case of termination due to Employee’s Disability, any severance benefits payable pursuant to this Section 5 will be offset by any long-term disability benefits to which Employee is entitled under the Company’s long-term disability plan.

d.             Notwithstanding the preceding provisions of this Section 5, no amount will be paid or benefit provided under this Section 5 unless and until (x) Employee executes and delivers a general release of claims against the Company and its subsidiaries in a form prescribed by the Company, and (y) such release becomes irrevocable.  Any severance pay or benefits provided under this Section 5 will be in lieu of, not in addition to, any other severance arrangement maintained by the Company.

6.             Miscellaneous.

a.             Arbitration.  Except a controversy or claim arising out or relating to Section 4 of this Agreement, any controversy or claim arising out of or relating to this Agreement or the breach of any covenant or agreement contained herein, shall be commenced by filing a notice (the “Notice”) for arbitration with the American Arbitration Association (“AAA”), with a copy to the other party hereto.  Such controversy or claim shall be decided by arbitration in Philadelphia, Pennsylvania, in accordance with the Employment Arbitration Rules of the AAA then obtaining.  The decision and the award of damages rendered by the Arbitrator shall be final and binding and judgment may be entered upon it in any court having jurisdiction thereof.

b.             Other Agreements.  Employee represents and warrants to the Company that there are no restrictions, agreements or understandings whatsoever to which he is a party that would prevent or make unlawful his execution of this Agreement, that would be inconsistent or in conflict with this Agreement or Employee’s obligations hereunder, or that would otherwise prevent, limit or impair the performance by Employee of his duties to the Company.

c.             Entire Agreement; Amendment.  This Agreement contains the entire agreement and understanding of the parties hereto relating to the subject matter hereof, and merges and supersedes all prior and contemporaneous discussions, agreements and understandings of every nature relating to the employment of Employee by the Company.  This Agreement may not be changed or modified, except by an agreement in writing signed by each of the parties hereto.

d.             Waiver.  Any waiver of any term or condition hereof will not operate as a waiver of any other term or condition of this Agreement.  Any failure to enforce any provision hereof will not operate as a waiver of such provision or of any other provision of this Agreement.

e.             Indemnification.  Employee shall be indemnified for acts performed in good faith as an officer, director or employee of the Company in the manner provided in the Company’s charter and by-laws, and shall be covered by director and officer liability insurance coverage for such acts to the same extent that any such coverage is provided to the Company’s executive officers.

f.              Governing Law.  This Agreement shall be governed by, and enforced in accordance with, the laws of the State of New Jersey without regard to the application of the principles of conflicts of laws.

g.             Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been herein contained.

h.             Wage Claims.  The parties intend that all obligations to pay compensation to Employee be obligations solely of the Company.  Therefore, intending to be bound by this provision, Employee hereby waives any right to claim payment of amounts owed to him, now or in the future, from directors or officers of the Company in the event of the Company’s insolvency.

i.              Successors and Assigns.  This Agreement is binding on the Company’s successors and assigns.

j.              Section Headings.  The section headings in this Agreement are for convenience only; they form no part of this Agreement and will not affect its interpretation.

k.             Counterparts.  This Agreement may be executed in multiple counterparts, each of which will be deemed to be an original and all of which together will constitute but one and the same instrument.

7.             Definitions.  Capitalized terms used herein will have the meanings below defined:

a.             “Business” means electronic transcription services and other health information management solutions services businesses in which the Company or its subsidiaries are engaged anywhere within the United States.

b.             “Cause” means the occurrence of any of the following:  (1) Employee’s willful failure or refusal to perform (other than due to illness or Disability) his employment duties or to follow the lawful directives of his superiors or the Board, but only after written notice and a period of time to correct or otherwise remedy such conduct or failure within a time period specified by the Board, which shall not exceed 30 days; (2) willful misconduct or gross negligence by Employee in the course of employment; (3) conduct of Employee involving any type of fraud, embezzlement, or theft in the course of employment; (4) a conviction of or the entry of a plea of guilty or nolo contendere to a felony or to a crime involving moral turpitude or any other crime that otherwise could reasonably be expected to have a material adverse effect on the operations, condition or reputation of the Company, (5) a material breach by Employee of any agreement with or fiduciary duty owed to the Company; or (6) alcohol abuse or use of controlled drugs other than in accordance with a physician’s prescription.

c.             “Change of Control” shall be deemed to have occurred if any person, entity, or any group of persons or entities acting in concert, other than Koninklijke Philips Electronics N.V., acquires more than 50% of the outstanding voting stock of the Company.

d.             “Covenants” means the covenants set forth in Section 5 of this Agreement.

e.             “Disability” means the Employee’s entitlement to benefits under the Company’s long-term disability plan.

f.              “Good Reason” means (1) a reduction in Employee’s annual base salary below $500,000 without Employee’s consent, (2) requiring Employee to be based more than twenty-five (25) miles from the Company’s current office location as of the Employment Commencement Date, unless closer to the Employee’s residence, (3) the Board’s failure to appoint Employee to Chief Executive Officer upon the later of (x) thirty (30) days following the departure of the current Interim Chief Executive Officer or (y) the second anniversary of the Employee Commencement Date, or (4) substantial and material diminution of duties; provided that in each case written notice of Employee’s termination for Good Reason must be delivered to the Company within 30 days after the occurrence of any such event with such notice specifying one or more specific reason(s) in this Section 7.f in order for Employee’s termination with Good Reason to be effective hereunder.

To acknowledge your agreement to and acceptance of the terms and conditions of this Agreement, please sign below in the space provided within five (5) days of the date of this Agreement and return a singed copy to my attention.  If the Agreement is not signed and returned within (5) days, the terms and conditions of this Agreement will be deemed withdrawn.

Sincerely,

MEDQUIST INC.

By:	/s/ Howard Hoffmann
Howard Hoffmann
Chief Executive Officer

Accepted and Agreed:

/s/ Frank Lavelle
Frank Lavelle